FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: September 23, 2008
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark
Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .

     On September 15, 2008, Genesis Portfolio Funding I Limited (“GPF I”), a direct subsidiary of Genesis Lease Limited, entered into a 7-year, $241,000,000 term loan facility with a syndicate of lenders (the “Facility”). The Facility was drawn down in one tranche on September 19, 2008. Proceeds from the drawdown were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that had been financed under the Genesis Acquision Limited (“GAL”) revolving credit facility.
     The principal terms of the Facility are as follows:
     Fees. An up-front fee equal to 1.1% of the Facility amount of $241,000,000 was payable upon entry into the Facility. In addition, an agency fee of $55,000 is payable annually.
     Interest Rate. Borrowings under the Facility bear interest at LIBOR plus an applicable margin of 1.75% per annum.
     Maturity Date; Payment Terms. Borrowings under the Facility are required to be repaid in monthly installments of principal and interest with the balance payable as a balloon payment of $125,000,000 at maturity in September 2015.
     Prepayment. GPF I has the right to prepay any amounts outstanding under the Facility on any monthly repayment date. There is a prepayment penalty of 2% of the prepayment amount in the first year and a 1% prepayment penalty in the second year. There are no prepayment penalties thereafter. In addition, GPF I will be required to make partial prepayments of borrowings under the Facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the Facility.
     Collateral. Borrowings under the Facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of Genesis Lease Limited in GPF I and GPF I in each of its aircraft-owning subsidiaries, (2) leases of the aircraft financed under the Facility and mortgages over the aircraft themselves, (3) GPF I’s interests in the Servicing Agreement in place with GE Commercial Aviation Services under which those leases are serviced, and (4) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.
     Covenants. GPF I is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the Facility and associated deed of proceeds and priorities (the “DPP”). The DPP and the Facility also contain certain conditions and constraints which relate to the servicing and management of the aircraft financed through the Facility, including covenants relating to the disposition of aircraft, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft. In addition, GPF I is subject to annual loan-to-value tests of 75% for the first four years and of 70% thereafter based on its maintenance adjusted current market value on each anniversary of the first drawdown.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited

(Registrant)

Date: September 23, 2008	By:	/s/ Alan Jenkins

Alan Jenkins
Chief Financial Officer

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